Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in registration statements (Nos. 333-138589, 333-173082, and 333-180568) on Form S-8 of Atlas Energy, L.P. of (1) our report dated February 14, 2012, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2011 and 2010, and the related statements of operations, members’ equity, and cash flows for the years then ended and (2) our report dated February 17, 2011, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for the years then ended, which reports appear in the Form 8-K/A of Atlas Energy, L.P. dated August 24, 2012.

/s/ Rylander, Clay & Opitz LLP

Fort Worth, Texas
August 24, 2012